SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

PLX Technology, Inc.

(Name of Subject Company)

PLX Technology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

693417107
(CUSIP Number of Class of Securities)

Arthur O. Whipple
870 W. Maude Avenue,
Sunnyvale, California 94085
(408) 774-9060
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.	Stephen J. Schrader, Esq.
Davina K. Kaile, Esq.	Emery D. Mitchell, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Baker and McKenzie LLP
2550 Hanover Street	Two Embarcadero Center, 11th Floor
Palo Alto, CA 94304	San Francisco, CA 94111

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of PLX Technology, Inc. (“PLX”) filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2014, as amended by Amendment No. 1 thereto, filed with the SEC on July 22, 2014 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pluto Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the common stock of PLX, par value $0.001 per share (the “Shares”), at a purchase price of $6.50 per share in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s July 8, 2014 Offer to Purchase (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 2 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 2 to the Schedule 14D-9.  Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Item 8.         Additional Information to be Furnished.

The paragraph under “Chapter VII of the Act against Restraints of Competition, of 1958 of Germany, as amended” of “Item 8. Additional Information to be Furnished — (c) Other Material Information — (1) Antitrust Compliance” is hereby amended and restated as follows:

The Offer is conditioned upon the applicable waiting period under the German Act against Restraints on Competition of 1958, as amended (“ARC”) having expired or been terminated. Under the ARC, the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation.  On August 6, 2014 the FCO issued a clearance decision under the ARC in connection with the acquisition of Shares pursuant to the Offer.  As a result, the condition of the Offer that the applicable waiting period under the ARC has expired or been terminated has been satisfied, but the Offer remains subject to the remaining terms and conditions of the Offer.

Item 8.         Additional Information to be Furnished.

The last bullet point under “Item 8. Additional Information to be Furnished — (c) Other Material Information — (6) SEC Periodic Reports” is hereby amended and restated as follows:

•   Form 10-Q for the quarter ended March 31, 2014, filed on May 6, 2014 and the Form 10-Q for the quarter ended June 30, 2014, filed on August 7, 2014.

“Item 8. Additional Information to be Furnished — (c) Other Material Information — (7) Certain Litigation” is hereby amended and restated as follows:

On June 25, 2014, June 26, 2014, July 3, 2014, and July 9, 2014, respectively, four complaints were filed in the Superior Court of California, County of Santa Clara, against PLX, its directors and certain officers, and Parent and Purchaser, captioned as follows: Deborah Cox v. PLX Technology, Inc., et al., Case No. 1-14-CV-267079, Andrew Ellis v. PLX Technology, Inc., et al., Case No. 1-14-CV-267171, Clarence Golden v. PLX Technology, Inc. et al., Case No. 1-14-CV-267531, and Omar Abdallah v. PLX Technology, Inc., et al., Case No. 1-14-CV-26776.  On July 22, 2014, the court granted stipulated requests to consolidate these actions under the caption In re PLX Technology, Inc. S’holder Litig., Lead Case No. 1-14-CV-267079 (Cal. Super. Ct., Santa Clara) and appoint lead counsel.  That same day, the court also granted a stipulated request to stay these actions pending resolution of related actions filed in the Delaware Court of Chancery, described below.

Additionally, on June 27, 2014, two complaints were filed in the Court of Chancery of the State of Delaware against PLX, its directors and certain officers, and Parent and Purchaser, captioned as follows: Boby Varghese v. PLX Technology, Inc., et. al., Case No. 9837-VCL (Del. Ch.), and Roberta Feinstein v. PLX Technology, Inc., et al., Case No. 9839-VCL (Del. Ch.), and on July 2, 2014 and July 14, 2014, two additional complaints were filed, respectively captioned David L. Price v. PLX Technology, Inc., et al., Case No. 9853-VCL (Del. Ch.) and Teddy

Cohn v. Michael J. Salameh, et al., Case No. 9881 (Del. Ch.).  On July 14, an amended complaint was filed in Boby Varghese v. PLX Technology, Inc., et. al., Case No. 9837-VCL (Del. Ch.).  Also on July 14, two of the California plaintiffs filed a joint complaint in Delaware, captioned Deborah Cox and Andrew Ellis v. Avago Technologies Wireless (U.S.A.) Manuf., Inc., et al., Case No. 9880 (Del. Ch.).  On July 21, all Delaware cases were consolidated, captioned In re PLX Technology Inc. Stockholders Litig., Case No. 9880 (Del. Ch.), and the complaint filed in Case No. 9880 was deemed the operative consolidated complaint.

The cases are putative class actions brought by purported stockholders alleging, among other things, that the PLX Board of Directors breached their fiduciary duties by approving the Merger Agreement and by providing inadequate disclosures to stockholders, and that PLX, Potomac Capital Partners II, L.P., Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. All complaints seek, among other things, either to enjoin the proposed transaction and/or rescind it should it be consummated, as well as money damages and attorneys’ fees and costs.

On July 31, 2014, counsel for lead plaintiffs in Delaware informed the court that they would not seek a preliminary injunction, but, if the proposed transactions contemplated by the Merger Agreement are consummated, they intend to seek damages and amend their complaint to pursue monetary remedies through post-closing litigation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

	By:	/s/ Arthur O. Whipple
Name: Arthur O. Whipple, Chief Financial Officer

Dated: August 8, 2014